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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934
                       (Amendment No. ___)*


                       Thomas Nelson, Inc.
                  ----------------------------
                        (Name of Issuer)


                      Class B Common Stock
                  ----------------------------
                 (Title of Class of Securities)


                            640376208
                  ----------------------------
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (10-88)


--------------------                        --------------------
CUSIP NO. 640376208               13G            Page 2 of 5
--------------------                        --------------------

----------------------------------------------------------------
     NAME OF REPORTING PERSON
1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Sam Z. Moore
     SSN ####-##-####
----------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2    Not applicable                               (a)  [  ]
                                                  (b)  [  ]
----------------------------------------------------------------
     SEC USE ONLY
3
----------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
4
     United States of America
----------------------------------------------------------------
                         SOLE VOTING POWER
                    5
     NUMBER OF           528,459

      SHARES        --------------------------------------------
                         SHARED VOTING POWER
   BENEFICIALLY     6
                         3,435
     OWNED BY
                    --------------------------------------------
       EACH              SOLE DISPOSITIVE POWER
                    7
     REPORTING           526,834

      PERSON        --------------------------------------------
                         SHARED DISPOSITIVE POWER
       WITH         8
                         5,055
----------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
9
                         531,894 ( Items 5 & 6 above)
----------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
10
                                                            [  ]
----------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.
          531,894/1,111,924=47.8%
----------------------------------------------------------------
     TYPE OF REPORTING PERSON*
12
          Individual
----------------------------------------------------------------
              *SEE INSTRUCTION BEFORE FILLING OUT!

*Option on 191,250 Class B Common shares not included in #9


                                    Date:        2/12/98
                                            -------------------
                                                Page 3 of 5


Item 1(a)    Name of Issuer:

             Thomas Nelson, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             501 Nelson Place, Nashville, TN  37214-1000

Item 2(a)    Name of Person Filing:

             Sam Z. Moore

Item 2(b)    Address of Principal Business Office:

             501 Nelson Place, Nashville, TN  37214-1000

Item 2(c)    Citizenship:

             United States of America

Item 2(d)    Title of Class of Securities:

             Class B Common Stock, Par Value $1.00

Item 2 (e)   CUSIP Number:

             640376208

Item 3       If this statement is filed pursuant to Rules 13d-
             1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable

Item 4       Ownership

             (a)  Amount Beneficially Owned:

                         (See Page 2, No. 9)
                    ------------------------------
             (b)  Percent of Class:

                         (See Page 2, No. 11)
                    ------------------------------

             (c)  Number of shares as to which each person has:

                    (i)  sole power to vote or to direct
                         the vote

                         (See Page 2, No. 5)
                    ------------------------------

                    (ii) shared power to vote or to direct
                         the vote

                         (See Page 2, No. 6)
                    ------------------------------


                                     Date:        2/12/98
                                          ---------------------
                                                Page 4 of 5


                    (iii)sole power to dispose or to direct the
                         disposition of

                         (See Page 2, No. 7)
                    ------------------------------

                    (iv) shared power to dispose or to direct
                         the disposition of

                         (See Page 2, No. 8)
                    ------------------------------

Item 5.      Ownership of Five Percent or Less of a Class.

                    Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of
             Another Person.

                    Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company.

                    Not applicable.

Item 8.      Identification and Classification of Members of the
             Group.

                    Not applicable

Item 9.      Notice of Dissolution of Group.

                    Not applicable

Item 10.     Certification.

                    Not applicable


                                    Date:        2/12/98
                                          ---------------------
                                               Page 5 of 5



                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         BY:       /s/ Sam Z. Moore
                              ---------------------------
                                  Sam Z. Moore, President
                                   and Chief Executive
                                   Officer

Dated:  February 12, 1998
     ----------------------